As filed with the Securities & Exchange Commission on December 31, 1996
                                                      Registration No. 333-_____
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            -------------------------

                                TSI INCORPORATED
               (Exact name of issuer as specified in its charter)

            MINNESOTA                                     41-0823900
   (State or other jurisdiction             (I.R.S. Employer Identification No.)
of incorporation or organization)


                                500 CARDIGAN ROAD
                           SHOREVIEW, MINNESOTA 55126
                                 (612) 483-0900
          (Address and telephone number of principal executive offices)


                                LOWELL D. NYSTROM
                                500 CARDIGAN ROAD
                           SHOREVIEW, MINNESOTA 55126
                                 (612) 483-0900
            (Name, address and telephone number of agent for service)


                                    COPY TO:
                              Nancy Roetman Menzel
                                Gray Plant Mooty
                              33 South Sixth Street
                                3400 City Center
                              Minneapolis, MN 55402
                                 (612) 343-2800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or reinvestment plans, please check the following box. |_|

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

------------------------------------------------------------------------------------------------------------------
                                       Calculation of Registration Fee
------------------------ ---------------------- ---------------------- ----------------------- -------------------
                                                   Proposed Maximum      Proposed Maximum
 Title of Each Class of       Amount to be        Offering Price Per     Aggregate Offering          Amount of
       Securities            Registered (1)             Share                   Price            Registration Fee
------------------------ ---------------------- ---------------------- ----------------------- -------------------
Common Stock, $.10 par          100,000              $11.0625(2)           $1,106,250(2)             $335.23
value
------------------------ ---------------------- ---------------------- ----------------------- -------------------

(1) Shares are currently issued and outstanding and are being issued for resale by certain Selling Shareholders.

(2) Estimated solely for purposes of calculating the registration fee. In accordance with Rule 457(c) of Regulation C, the estimated price is based on the average of the high and low reported prices on the Nasdaq National Market on December 26, 1996.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.



             Cross-Reference Sheet Showing Location in Prospectus of
               Information Required by Items in Part I of Form S-3

                Item                        Location in Prospectus

 1.   Forepart of Registration
      Statement and Outside Front
      Cover Page of Prospectus ............ Cover of the Registration
                                            Statement; Outside front
                                            cover page of the Prospectus

 2.   Inside Front and Outside Back
      Cover Pages of Prospectus ........... Inside front cover page of the
                                            Prospectus and Outside Back
                                            Cover Pages of Prospectus

 3.   Summary Information, Risk
      Factors and Ratio of Earnings to
      Fixed Charges ....................... The Company and Recent Developments;
                                            Risk Factors

 4.   Use of Proceeds ..................... Inapplicable

 5.   Determination of Offering Price ..... Inapplicable

 6.   Dilution ............................ Inapplicable

 7.   Selling Security Holders ............ Selling Stockholders

 8.   Plan of Distribution ................ Plan of Distribution

 9.   Description of Securities to be
      Registered .......................... Information Incorporated by
                                            Reference

10.   Interests of Named Experts and
      Counsel ............................. Legal Matters; Independent Auditors

11.   Material Change ..................... The Company and Recent Developments,
                                            Information Incorporated by
                                            Reference

12.   Incorporation of Certain
      Information by Reference ............ Incorporation of Certain Documents
                                            by Reference

13.   Disclosure of Commission
      Position on Indemnification for
      Securities Act Liabilities .......... Indemnification


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.




                 SUBJECT TO COMPLETION. DATED DECEMBER 31, 1996

                                 100,000 Shares
                                TSI INCORPORATED
                                  Common Stock

         The shares offered hereby are 100,000 issued and outstanding shares (the "Shares") of Common Stock, $.10 par value ("Common Stock"), of TSI Incorporated (the "Company") owned by William D. Bachalo ("Selling Shareholder"), which may be sold from time to time by the Selling Shareholder for his own account. The Company has been advised that the Selling Shareholder may from time to time sell the Shares to or through brokers or dealers in one or more transactions, on the Nasdaq National Market or otherwise, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices.

         The Company's Common Stock is listed on the Nasdaq National Market under the symbol TSII. On December 26, 1996, the last reported sale price of Common Stock, as reported on the Nasdaq National Market, was $11.00 per share.

                           -------------------------

         THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS."

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION NOR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         Since the Common Stock registered hereunder is being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Act"), the Company cannot include herein information about the price to the public of the Common Stock or the proceeds to the Selling Shareholder. The Company will receive no proceeds from any sales of Common Stock by the Selling Shareholder, and the Company is obligated to pay one half the expenses of this offering, which are estimated at $2,500. The Selling Shareholder will pay his own expenses in connection with sales of the Common Stock. The Selling Shareholder and any brokers or dealers executing selling orders on his behalf may be deemed "underwriters" within the meaning of the Act, in which event the usual and customary selling commissions which may be paid to the brokers or dealers may be deemed to be underwriting commissions under the Act. There can be no assurance that any or all of the Shares registered hereunder will be sold. See "PLAN OF DISTRIBUTION."

                 The date of this Prospectus is _________, 1997.



                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, and inspected at the Commission's regional offices at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street N.W., Washington, D.C. 20549, at prescribed rates.

         The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Act"), with respect to the securities offered hereby. This Prospectus omits certain information included in such Registration Statement. For further information about the Company and its securities, reference is made to such Registration Statement and to the exhibits filed as part thereof or otherwise incorporated therein. Each summary in this Prospectus of information included in the Registration Statement or any exhibit thereto is qualified in its entirety by this reference to such information or exhibit.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Company is subject to the information requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Commission. The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act (File No. 0-2958), are incorporated by reference in this registration statement:

                  (a) The Company's Annual Report on Form 10-K for the year ended March 31, 1996.

                  (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended June 30 and September 30, 1996.

                  (c) The Company's definitive Proxy Statement for the 1996 Annual Meeting of Shareholders held on July 18, 1996.

                  (d) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 10 filed under the Exchange Act on December 3, 1979.

         All documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment that indicates that all securities offered have been sold or that deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing such documents.

         Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such document. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus. Requests may be directed to Lowell D. Nystrom, Chief Financial Officer, 500 Cardigan Road, Shoreview, Minnesota 55126, (612) 483-0900

                       THE COMPANY AND RECENT DEVELOPMENTS

DEVELOPMENT OF THE BUSINESS

         The Company was founded in 1961 as a manufacturer of scientific measuring instruments for research applications. In 1968, the Company went public under the name Thermo-Systems Inc. and in 1976 became TSI Incorporated. In recent years, the Company has applied its research instrumentation technology to industrial applications in order to address the needs of a variety of market niches and became a diversified, precision instrumentation company.

RECENT CORPORATE DEVELOPMENTS

         On May 1, 1995, the Company acquired Alnor Instrument Company in the Chicago area, an $8.5 million manufacturer of instruments for air flow and indoor air quality monitoring. This firm is synergetic with the Company's flow measuring instruments, especially for measurements of velocity and other comfort factors in building spaces for heating, ventilation and air conditioning performance.

         On October 1, 1995, the Company acquired Aerometrics, Inc. of Sunnyvale, Ca., a $7 million manufacturer of instruments for fluid mechanics and particle measurements in sprays. This addition enhances the capabilities of the Company by adding product lines in both flow measuring and particle measuring instruments.

PRODUCTS

         The Company develops, manufactures and markets two classes of measuring instruments for a variety of market applications. The first involves the measurements of fluid flow characteristics of gases and liquids and surface motion of solid materials. The second involves measuring the presence of and certain characteristics of small particles and/or gases in fluids or fluid flows, such as those found in air pollution studies, workplace environments, clean rooms or industrial processes. The Company's business is characterized by many "niche" markets, wherein the utilization of a few basic measuring technologies can satisfy the measurement needs in many different industrial and research applications.

         The applications for the Company's products can also be described by considering two general market areas or drivers. These are the safety, comfort and health of people (the working environment) and productivity and quality improvements (industrial processes). Both of these cross numerous industries.

Flow Measuring and Surface Motion Instruments

         PRODUCT TECHNOLOGIES

         The Company's flow and surface motion measuring instruments utilize several measurement techniques, including thermal anemometry, laser-Doppler velocimetry, particle-image velocimetry and several other techniques used in certain types of products.

         Thermal technology has been used in the Company's flow measuring instruments since its earliest products were developed. A probe containing a small electrically heated element is exposed to a flow. The cooling effect of the flow on the element provides a measure of the velocity and/or flow rate in gas or liquid. The instrument can then portray the flow rate in an analog display or convert it into a digital signal for further processing by a computer. The output signal can be used to monitor, analyze or control the flow or velocity within a flow channel or process. The Company maintains an ongoing development program to further enhance this technology and add companion products and software for convenient signal analysis and data interpretation.

         For over 20 years, the Company has been developing and producing various flow measuring and surface motion measuring instruments which utilize a laser based technology, generally called laser-Doppler velocimetry (using lasers manufactured by others). These instruments use a laser beam and optical measurement technique to measure velocity and movement, rather than a probe as used with the thermal instruments. The laser instruments are used to obtain measurements in locations where a probe would be destroyed or is undesirable because it would disturb the flow of the liquid or gas being measured. This technology continues to be enhanced in a variety of ways to meet new applications. Reducing the size, increasing the ruggedness of instruments, improving accuracy, improving signal processing techniques and allowing for more than one measurement to be taken at a point in time are some of these enhancements. Also, the Company has developed and is selling a variety of user-friendly software packages to expand and enhance the application of these instruments.

         Through engineering development work, licensing and acquisition of product lines, the Company has added the capability of providing instruments and software packages that measure or map flow patterns over an area of flow around objects, etc., by visual means. This area is referred to as particle-image velocimetry because the technique is based on the simultaneous tracking of the movement of numerous particles in the flow stream. Optical techniques are used to show images of the flow patterns. This area has been emerging as an important addition to flow measuring and analysis capability which the Company expects to continue growing over the next few years.

         With the acquisition in 1986 of Handar, in Sunnyvale, California, other measurement techniques were added to the Company's capabilities, including "cup and vane" and propeller-type wind speed measuring devices, for measuring the characteristics of air and air flow. In fiscal 1996, a major new flow sensing technology was introduced to improve on the widely-used cup-and-vane anemometer for measuring wind speed and direction in outdoor environments. This patented sensor utilizes ultrasonic technologies, involves no moving parts and can be heated to prevent ice buildup when used at low temperatures.

         The fiscal 1996 acquisition of Alnor Instrument Company added to the Company's measurement technologies in the area of velocity using small propellers and pressure differentials, temperature with thermocouple and pyrometers, dew-point with condensation detectors and micromanometers for pressure measurement.

         PRODUCT APPLICATIONS

         Research applications for the Company's instruments tend to cover many different industries and are usually the earliest application of any new measuring technique. This research aspect of the Company's business continues to point toward more specific industrial applications that become larger market niches. Several industrially oriented flow measuring and surface motion market niches have been pursued by the Company over the years using the Company's developed and acquired basic technologies. These products and niches are changing with time as continuing product improvements and new applications are found.

         Productivity and quality improvement applications of flow measuring and surface motion instruments include:

          * The Company's line of research and analytical instruments for fluid mechanics, including thermal anemometers, laser-Doppler velocimeters and particle image velocimeters are mostly used for productivity and quality improvement of customers' products and processes, such as imaging of velocity and turbulence in wind tunnels, ducts and pipes and measurements and imaging in gas turbine engines and automotive exhaust gases to improve efficiency or lower pollution and noise.

          * A major industrial application is an instrument line using laser and optical techniques to measure surface speed and length of aluminum, steel and similar materials for industrial process control. This product line is performing well for measurements in rolling mills and similar metals forming operations. Applications to other materials processing have also been developed including measurement of speed, length and diameter in textile, fiber, paper and similar manufacturing. Additional engineering work has been done during the past year to adapt these instruments to measurement of speed and length for wire and cable manufacturing.

         Safety, comfort and health applications of flow measuring and surface motion instruments include measurements of air speed or flow in building spaces for heating, ventilation and air conditioning work; and measurement of air movement and other parameters in the atmosphere. An outline of product lines and niches for safety, comfort and health applications include the following:

          * A line of portable air velocity instruments to monitor air flow and air movement in offices and industrial spaces. Ongoing development work has added accuracy and convenience to these products and in fiscal 1996 the Alnor acquisition added more products to this line of instruments, making the Company more globally competitive for a wider range of applications and prices.

          * Air flow sensors using thermal sensing techniques to monitor and/or control air flow through laboratory fume hoods. A similar device measures and controls static pressure in laboratories and other controlled rooms like hospital isolation rooms by controlling the air flow through the space. Engineering development work has continued during the past year in order to improve performance of energy saving and safety enhancement devices for hospital isolation rooms as well as laboratories. These product lines were also broadened by the addition of room pressure monitors manufactured by Alnor Instrument Company.

          * A new generation data collection platform used to collect and transmit meteorological and environmental data was introduced during fiscal This platform is used in conjunction with the Company's meteorology and related monitoring systems for outdoor environmental measurements. During the past year additional software capability has been added to enhance performance and to broaden applications to other than meteorological and hydrological data collections.

          * Instruments that determine cloud height and visibility in moving air masses using laser and optical techniques. These products are used for meteorological applications at airports and other open areas. While these products have been manufactured and sold for a number of years, additional engineering work to enhance performance and broaden applicability continued during fiscal 1996.

Particle and Gas Measuring Instruments

         PRODUCT TECHNOLOGIES

         The Company's particle and gas measuring instruments utilize a number of different techniques to analyze various characteristics of small particles in gases and liquids as well as the presence and amount of various gases in air. A variety of instruments are offered to detect, measure, sample, generate and count small particles and to detect and measure other gases in air.

         With the acquisition of Transducer Research, Incorporated in fiscal 1993, the Company added to its particle measuring product lines the capability for detection of gases that are important in measuring indoor air quality and various toxic or polluting gases in outdoor environments.

         In fiscal 1994, the Company's product lines for monitoring contamination levels in clean rooms were sold to Particle Measuring Systems, Inc. (PMS) of Boulder, Colorado. The Company is continuing, until December, 1998 or longer, subject to options, to manufacture some of the products for PMS on an Original Equipment Manufacturer (OEM) basis.

         During fiscal 1994, based on licensed technology, a new analytical instrument, called a nephelometer, was introduced for measuring the presence of particles in the atmosphere that affect the penetration of the sun's rays, related to global warming research.

         During fiscal 1995 and 1996, the Company received contracts to produce its Aerodynamic Particle Size (APS) for the U.S. Army and U.S. Navy to be used as an early detection device for sensing the presence of bio-hazard material in the air. These contracts have continued during fiscal 1996 and included funding for development work to further enhance the capabilities of the APS for these applications.

         During fiscal 1996 the Company acquired Aerometrics, Inc. which added significant capability in the area of measuring characteristics of droplets such as in fuel sprays, inhalants, water sprays, etc. The technology used is referred to as phase-Doppler particle analysis.

         PRODUCT APPLICATIONS

         Applications for particle and gas measuring instruments include a variety of industrial and analytical instruments designed to monitor contamination levels, to make measurements in aerosol generation studies, to measure air pollution levels in buildings or in outside air, to measure the size distribution of various powders, to measure toxic gases at waste sites, to measure indoor air quality and to test for leaks in filters and similar media. Many of the Company's particle and gas measuring instruments are used in conjunction with computers (manufactured by others) which compile and interpret the data obtained. Also, the Company has continued to develop and sell a variety of user-friendly software packages to expand and enhance the applications of these instruments.

         Like the flow measuring and surface motion instruments, the Company has expanded on research and analytical applications of its particle and gas measuring instruments by pursuing industrially oriented niches over the past several years.

         An outline of these product lines and niches which apply to the area of safety, comfort and health of people include the following:

          * An instrument that uses particle sensing techniques to measure for leaks in face masks and respirators that result from inadequate fit, called the PORTACOUNT(R) fit tester. The products are used in industrial hygiene applications where people may be at risk from exposure to hazardous environments. This product has been fully developed and successfully marketed commercially. During fiscal 1993, the product was packaged for military use by the U.S. Army and U.S. Marines for fit testing of their gas masks and starting with fiscal production of the military version has continued through fiscal 1996. Shipments for fiscal 1997 are continuing under additional contracts from German and U.S. defense agencies and additional contracts are expected for periods beyond fiscal 1997.

          * A portable instrument has been added for indoor air quality measurements to collect data on airborne particles (dust) in industrial settings where people work.

          * With the addition of gas detecting sensors and instruments to this product classification through the acquisition of Transducer Research, Inc. in fiscal 1993, potential applications have expanded. During fiscal 1995 and 1996, portable instruments were introduced to measure various indoor air quality parameters including levels of carbon dioxide to indicate the "sick building syndrome" levels; and to also measure carbon monoxide. In fiscal 1996 instruments were added to measure higher concentrations of carbon dioxide encountered in food and beverage industries. Development work is continuing to add other gas detecting instruments to these product lines.

         For industrial applications where the Company's instruments are used mainly for productivity and quality improvement:

          * Instruments that determine the efficiencies of filters and media using particle sensing techniques to measure for leaks. This product line is used for quality control by filter manufacturers and has been manufactured and marketed for several years. Additional development work occurred in fiscal 1996 to enhance and broaden the filter product testing line.

          * Manufacturing, as an OEM supplier, instruments for monitoring the particle contamination levels in air and other gases in industrial clean room applications and residue in ultra-clean water, using particle sensors that incorporate light scattering optical techniques. These instruments are used by manufacturers of semiconductor devices, pharmaceutical products and other products which require very low contamination levels during critical manufacturing processes. Continued engineering development in fiscal 1996 added to performance capabilities of these instrument lines.

          * Instruments added with the Aerometrics acquisition measure the size, speed and concentration of droplets in industrial sprays to assure uniform quality of devices such as fuel injectors.

Raw Materials and Parts

         The Company purchases most of its electronic components and materials from suppliers in the United States and, generally, has not experienced problems with availability. Some materials such as laser diodes and fibers for fiber optics are imported. Import restrictions could impair availability of some of these materials. Engineering design of the Company's products does not require exotic parts or materials and the selection of readily available materials has been an important design goal. The Company utilizes a vendor certification program to help maintain the quality and timeliness on incoming parts. The Company continues to seek and maintain alternative vendors and has generally been able to locate alternative sources for materials during past periods of short supply. A severe shortage of electronic parts could impair the Company's ability to produce certain products but a broad and diversified product line helps to alleviate this risk.

Customers

         The Company sells to a broad range of customers throughout the world. These customers include many industrial companies, educational institutions, research organizations and agencies of the United States and foreign governments.

         Sales to defense customers accounted for about 10 percent of total net sales in fiscal 1996, 15 percent in fiscal 1995 and 12 percent in fiscal 1994, but accounted for no more than 10 percent of total sales for each of the prior eight years. The increase in fiscal 1995 and fiscal 1994 were mainly due to sales of PortaCount fit testers under the aforementioned U.S. military contracts. The decrease in fiscal 1996 was due to a significantly lower level of defense sales in the two companies acquired during fiscal 1996 and a lower level of sales of the PortaCount fit testers to military customers.

         Reduction or changes in federal spending may adversely affect the Company's governmental and, to some extend, education sales. United States governmental sales may be canceled at the government's convenience

         Approximately 64 percent of the Company's sales during fiscal 1995 were to domestic customers, with the balance of 36 percent to international customers, mainly in Europe and the Pacific basin. Sales to international customers consist principally of products manufactured in the United States.

         Overall, the Company's fiscal 1996 international net sales increased about 65 percent compared to fiscal 1995 and international sales of both product classes increased at similar rates. From fiscal 1994 to fiscal 1995, international sales increased about 6 percent and at similar rates for both classes of products. The Company's fiscal 1996 export sales increased in part from the two acquisitions previously referenced.

Marketing

         The Company markets its products through Company-employed sales engineers who operate out of offices located in the United States and international sales offices located in Europe. In addition, independent sales representatives and distributors represent the Company in other domestic and international markets. The Company uses promotional catalogs, technical bulletins, seminars, displays, trade shows, insertions in catalogs of others and advertising in trade journals to promote its products. The Company's sales consist primarily of standard products as listed in its catalogs, although the Company also sells specialized products designed to meet specific customer requirements.

         The nature of the Company's products requires a marketing approach that is customer application oriented. Accordingly, sales engineers and independent representatives are technically competent in a variety of engineering and scientific disciplines as well as trained in the market niches and product lines on which they concentrate. The sales force provides the Company with information for development of new products and identification of new markets. In addition to direct sales efforts and after-sales servicing, the Company provides its customers with technical support, advice, training and application information related to the Company's products.

         At March 31, 1996, the Company's backlog of orders was approximately $30,007,000 compared to $11,364,000 at March 31, 1995 and $12,514,000 at March
31, 1994. The Company estimates that over 90% of the 1996 backlog will be shipped by March 31, 1997.

         As of March 31, 1996, about $12 million of the Company's backlog was due to the aforementioned military contracts for PortaCount fit testers.

Competition

         The Company's products compete with products utilizing different technologies as well as directly competitive products. For example, the Company's fluid flow measuring instruments which use thermal measurement techniques compete with instruments utilizing differential pressure or other measurement techniques. New products could be introduced by competitors that would make existing Company products obsolete. The Company's ability to compete is dependent upon its ability to develop or license products in a changing technological environment. The Company's competitive strength often comes from its ability to fit instruments to new applications on an ongoing basis such that new applications or market niches replace those where needs have changed, as well as its ability to grow by adding more niches.

         Competitive forces vary in accordance with the various market niches into which the Company sells products. Competition can best be described by starting with the two product classes and further categorizing product types in each class, as shown in the table that follows. In the table, when "significant market share" is indicated, it is due to the Company's long term presence in a niche or because the product is so unique that it may, essentially, be the only product available to make the measurement required, thus creating its own niche. The exact number of international competitors is not always known, particularly in cases where the Company does not have international experience with that product type. The Company typically confronts the same group of competitors in about 20% of its total sales.

Research and Product Development

         The Company is engaged in research and development activities principally for the development of proprietary products. These activities, which occur in all aspects of the Company's business, generally consist of the development, design and testing of potential new products with emphasis on applied (as distinct from basic) research. Approximately 75% of the Company's engineering and technical staff are engaged in research and development activities on a full-time basis. The Company also engages in some contract research work for others that varies from time to time. This type of contract work generally relates to the development of a future instrument or product enhancements to better meet market needs and applications. In addition, the Company utilizes various outside consultants in the research and development area. In fiscal year 1996, the Company spent approximately $8,993,000 (13.0% of net sales) in research and product development activities, compared to $7,196,000 (14.7% of net sales) and $6,360,000 (14.5% of net sales) in fiscal
1995 and 1994, respectively.

Patents and Licenses

         One or more aspects of several products currently marketed by the Company are covered by patents owned by the Company or licensed to the Company by outside inventors. While the Company believes that patent protection is important to its business, it does not believe that the expiration or invalidation of any particular patent would have a materially adverse effect upon its business. All licenses held with respect to technology used by the Company are believed to be fully enforceable. The loss of any one of several licenses held by the Company would probably not have significant adverse effect upon the Company.

Employees

         As of March 31, 1996, the Company had 510 employees. The Company's employees are not represented by a union, except at Alnor Instrument Company, a wholly owned subsidiary acquired in fiscal 1996, where about 35 production employees are represented by an in-house union. There has never been a work stoppage due to labor difficulties and the Company considers its relations with employees to be satisfactory at all locations.


                                  RISK FACTORS

         In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following risk factors in evaluating the Company and its business before purchasing the Shares offered hereby.

Government Contracts

         The Company estimates that contracts with the United States and state governments represented approximately 21%, 32%, and 29% of the Company's total revenue in fiscal years 1996, 1995, and 1994, respectively. Generally, the Company's contracts with the U.S. government contain provisions to the effect that the contracts may be terminated at the convenience of the customer, and that in the event of such termination, the Company would be entitled to receive payment based on the cost incurred and the anticipated profit on the work completed prior to termination.

International Sales

         The Company's international revenues constituted 36%, 31%, and 31% of the Company's total revenues in 1996, 1995, and 1994, respectively. The Company expects that international sales will continue to represent a significant portion of its revenues in the future. The Company will continue to be subject to the normal risks of conducting business internationally, including political instability, unexpected changes in regulatory requirements, fluctuating exchange rates, tariffs and other barriers, difficulties in staffing and managing foreign subsidiary operations and longer payment cycles. Although the Company has operated under these conditions for may years, there can be no assurance that these factors will not at some point in the future have a material impact on the operating results of the Company in any given financial period.

Ability to Hire and Retain Technical Resources

         As the Company continues to expand, it will need to be able to hire and retain, in sufficient numbers, personnel with appropriate technical and manufacturing skills. There can be no assurance that the Company will be able to acquire or retain these resources as they are required or at competitive rates. If unsuccessful, Company's potential growth may be negatively impacted.


                               SELLING SHAREHOLDER

     William D. Bachalo (the "Selling Shareholder") acquired his shares from the Company effective October 1, 1995, pursuant to the Agreement and Plan of Merger pursuant to which Aerometrics, Inc. became a wholly-owned subsidiary of the Company. Mr. Bachalo is currently president of Aerometrics.

         The following table sets forth certain information with respect to the offering and the ownership of Common Stock by the Selling Shareholder as of October 31, 1996.

---------------------- ------------------- ---------------- ------------------- --------------------------------
                         Shares of Common
                          Stock Owned                        Shares of Common             Percentage of
                          Beneficially                         Stock Owned                Common Stock
  Name of Selling        Before Offering   Shares Offered     Beneficially             Owned Beneficially
    Shareholder                                Hereby         After Offering     ------------------------------
                                                                                  Before Offering/After Offering
---------------------- ------------------- ---------------- ------------------- --------------------------------
William D. Bachalo          293,578            100,000           193,578               2.6%           1.7%



                              PLAN OF DISTRIBUTION

         The Company has been advised that the Shares may be sold from time to time by the Selling Shareholder or by pledgees, donees, transferees, or other successors in interest. Such sales may be made in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price or in negotiated transactions. The Shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) in privately negotiated transactions not involving a broker or dealer. In effecting sales, brokers or dealers engaged to sell Shares may arrange for other brokers or dealers to participate. Brokers or dealers engaged to sell Shares will receive compensation in the form of commissions or discounts in amounts to be negotiated immediately prior to each sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, in connection with such sales. The Company will receive no proceeds from any sales of Common Stock by the Selling Shareholder, and it is anticipated that the brokers or dealers, if any, participating in the sales of such securities will receive the usual and customary selling commissions.


                                  LEGAL MATTERS

         The legality of the Common Stock will be passed upon for the Company by the firm of Gray, Plant, Mooty, Mooty & Bennett, P.A. Richard N. Flint, a principal in that firm, owns 63,666 shares of the Common Stock of the Company.


                              INDEPENDENT AUDITORS

         The audited financial statements of the Company as of March 31, 1996 and 1995, and for each of the years in the three-year period ended March 31, 1996, which are incorporated by reference herein, have been examined and reported on by KMPG Peat Marwick LLP, as indicated in their report with respect thereto, which is incorporated herein by reference, in reliance upon the authority of said firm as experts in accounting and auditing.


                                 INDEMNIFICATION

         The Company's Articles of Incorporation eliminate or limit certain liabilities of its directors and Minnesota law provides for indemnification of directors, officers and employees of the Company in certain instances. Insofar as exculpation from, or indemnification for, liabilities arising under the Securities Act of 1933 may be allowed to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such exculpation or indemnification is against public policy as expressed in the Act and is therefore unenforceable.




NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SHAREHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME OR ANY SALE MADE HEREUNDER DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF




                    --------------------

                     TABLE OF CONTENTS


Available Information....................................2
Incorporation of Documents by Reference..................2
The Company and Recent Developments......................3
Risk Factors............................................12
Selling Shareholder.....................................13
Plan of Distribution....................................14
Legal Matters...........................................14
Independent Auditors....................................14
Indemnification.........................................14

                    --------------------





                                 100,000 SHARES




                                TSI INCORPORATED



                    -----------------------------------------
                                  COMMON STOCK
                                ($.10 PAR VALUE)
                    -----------------------------------------







                                   PROSPECTUS


                              DATED _________, 1997





                                     PART II
                  INFORMATION NOT REQUIRED TO BE IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the various expenses of the Company in connection with the sale and distribution of the Common Stock being registered. All of the amounts shown are estimates, except for the Securities and Exchange Commission registration fee.


Securities and Exchange Commission fee                        $   335
Accounting fees and expenses                                    1,000
Legal fees and expenses                                         1,000
Miscellaneous                                                     165
                                                              -------
         TOTAL                                                $ 2,500



ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

         Minnesota Statutes Section 302A.521 provides that a Minnesota business corporation shall indemnify any director, officer, or employee of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity (as defined) of the person, against judgments, penalties, fines, settlements, and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration, or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 contains detailed terms regarding such right of indemnification and reference is made thereto for a complete statement of such indemnification rights. Article VI of the by-laws of the Company provides for the indemnification of directors, officers, and employees of the Company pursuant to such Section 521 and permits the Company to purchase insurance against any liability asserted against certain agents of the Company. In addition, Article XII of the Company's Articles of Incorporation eliminates certain personal liability of the directors of the Company for monetary damages for certain breaches of directors' fiduciary duties. Article XII has no effect on a director's liability for (1) breach of the director's duty of loyalty; (2) acts or omissions not in good faith or involving intentional misconduct for known violations of law; and (3) approval of any transactions from which the director derives an improper personal benefit.

                  "Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefor unenforceable."


ITEM 16.  EXHIBITS

          4.1    Specimen Certificate of Common Stock(1)

          5.1 Opinion of Gray, Plant, Mooty, Mooty & Bennett, P.A. - filed herewith.

         23.1    Consent of KMPG Peat Marwick LLP. -- filed herewith.

         23.2    Consent of Gray, Plant, Mooty, Mooty & Bennett, P.A. (see
                 Exhibit 5.1).

         24.1 Power of Attorney (included on page II-3 of the Registration Statement).

---------------------

(1) Incorporated by reference to the Company's Registration Statement on Form 10 file with the Commission on December 3, 1979.


ITEM 17.  UNDERTAKINGS

         A. The undersigned registrant hereby undertakes:

         (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) to remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

         B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant as discussed above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shoreview, State of Minnesota, on December 30, 1996.


                                       TSI INCORPORATED


                                       By /s/  Leroy M. Fingerson
                                          ------------------------------------
                                          Leroy M. Fingerson
                                          Chairman and Chief Executive Officer


                                POWER OF ATTORNEY

         KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Leroy M. Fingerson and Lowell D. Nystrom, and each of them, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him/her and in his/her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full powers and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below, by the following persons in the capacities indicated:


Signature                                 Capacity                 Date
---------                                 --------                 ----
/s/ Leroy M. Fingerson            Director (Principal Executive    December 30, 1996
------------------------------    Officer)
Leroy M. Fingerson


/s/ Lowell D. Nystrom             Vice President, Treasurer, and   December 30, 1996
------------------------------    Director(Principal Financial
Lowell D. Nystrom                 and Accounting Officer)


/s/ James E. Doubles              Director                         December 30, 1996
------------------------------
James E. Doubles


/s/ Frank D. Dorman               Director                         December 30, 1996
------------------------------
Frank D. Dorman


------------------------------    Director
John F. Carlson


/s/ Kenneth J. Roering            Director                         December 30, 1996
------------------------------
Kenneth J. Roering


/s/ Donald M. Sullivan            Director                         December 30, 1996
------------------------------
Donald M. Sullivan


------------------------------    Director
Lawrence J. Whalen



                                INDEX TO EXHIBITS


EXHIBIT                                                          PAGE
-------                                                          ----

 4.1        Specimen Form of Common Stock Certificate*            --

 5.1        Opinion of Gray, Plant, Mooty, Mooty
            & Bennett, P.A.


23.1        Consent of KMPG Peat Marwick LLP

23.2        Consent of Gray, Plant, Mooty, Mooty
            & Bennett, P.A. (Exhibit 5.1 to
            this Registration Statement)                          --

24.1        Power of Attorney (included on page II-3 of this
            Registration Statement)                               --

------------------------

* Incorporated by reference to the Company's Registration Statement on Form 10 filed with the Commission on December 3, 1979.